Mail Stop 6010

July 28, 2006

Mr. Guohua Wan
Chief Financial Officer
Advanced Battery Technologies, Inc.
136-14 Northern Blvd., Suite 8E
Flushing, New York 11354

> **Re:** **Advanced Battery Technologies, Inc.**
> **Form 10-KSB for year ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 000-13337**

Dear Mr. Wan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 6, Management's Discussion and Analysis of Results of Operations and Financial Condition, page 7

Results of Operations

1.   You indicate that operating expense for 2004 included $1.56 million of stock-based compensation paid to employees. We also see that shares issued to employees were valued at $2.26 million in 2004. Please tell us how the excess over the amount expensed in 2004 was presented in the financial statements as of December 31, 2004; and, how any amount unamortized as of December 31, 2004 was accounted for and presented in the financial statements for 2005.

Application of Critical Accounting Policies

2.   You indicate that you reversed the valuation allowance for operating loss carry forwards in 2005 "as detailed in Note 9." However, the notes to financial statements do not appear to include a footnote 9. We also see no footnote disclosure about reversal of any valuation allowances nor do we see any amounts attributed to income taxes on the statement of operations. Please tell us where the disclosures referred to are presented in the notes to financial statements and fully explain this disclosure.

3.   As a related matter, valuation allowances for operating losses should not normally be reversed until there is a reasonable history of taxable income. If you in fact reversed valuation allowances in 2005, provide us a detailed and specific analysis of how you applied the requirements of SFAS 109 in reaching your conclusions. Identify all of the relevant positive and negative evidence you considered and thoroughly explain your evaluation of that evidence. Your response should clearly demonstrate the basis in GAAP for your accounting. We may have further comment on income tax accounting upon review of your response.

Item 11, Security Ownership of Certain Beneficial Owners and Management, page 18

4.   You indicate that there are approximately 41.6 million common shares outstanding "on the date of this report." Please show us a roll-forward of outstanding shares from the 25.3 million outstanding on December 31, 2005 to the 41.6 million outstanding as of the unidentified date. Please identify the date to which you are referring. Also clarify the date in future filings.

5.   You indicate that Mr. Fu received 11.8 million and 4.4 million shares in transactions dated January 6 and January 10, 2006. Accordingly, please show us how the 8.1 million shares attributed to Mr. Fu was determined. Also show us where the 11.8 million was reported on Form 4.

6.   You disclose that approximately 11.3 million shares were issued to Mr. Fu and two other individuals on January 20, 2005. Please tell us how those shares were allocated and explain how there are no other 5% shareholders.

Financial Statements

Consolidated Balance Sheet, page F-2

7.   We see significant amounts attributed to construction in progress as of December 31, 2004 and 2005. Please tell us how your accounting for these projects considers the interest capitalization guidance from SFAS 34. Please be specific in explaining how you considered and applied the requirements of the guidance.

8.   In a written response, please quantify and describe the nature and origin of the components of "prepayments, deposits and other receivables."

9.   Show us the components of the gross amount capitalized as prepaid expense arising from shares issued as consulting fees in 2004. Roll forward the gross and net balances from the initial dates of the transactions through December 31, 2005. The schedules should reconcile to the corresponding amounts presented on the balance sheets as of December 31, 2004 and 2005.

Consolidated Statements of Operations, page F-3

10.   We see that there is a 30% minority interest in ZQ Power. Please show us how the amounts presented in the statement of operations for "minority interests" were

measured, explain the basis for the calculations and clarify how the measurements are appropriate in GAAP.

Consolidated Statements of Stockholders' Equity, page F-4

11.   On page 20 you disclose that Mr. Fu and two other individuals provided $4.8 million to fund the construction of plant facilities under a loan. You indicate that these individuals were investors in ZQ Power-tech and that the loan was satisfied in January 2005 through issuance of 11.3 million shares. However, this loan does appear to be recorded on the balance sheet as of December 31, 2004; and, we do not see proceeds from loans in this amount from these individuals in the cash flow statements for 2005, 2004 or 2003. In a written response:

- •   Identify the period(s) when the $4.8 was received in cash. Quantify the amount for each annual period.

- •   Tell us how advances under this loan totaling $4.8 million were recorded in the financial statements as proceeds were received from these individuals. Explain both the debit and credit sides of the accounting.

- •   We see that the statement of stockholders' equity for 2005 includes a credit totaling $3.4 attributed to issuance of the 11.3 million shares. Show us the debit side of the accounting and fully explain the rationale.

12.   Please revise future filings to also provide a measure total comprehensive income. Refer to SFAS 130, including Appendix B, for guidance on disclosures about comprehensive income.

Consolidated Statements of Cash Flows, page F-5

13.   We see a loan from individuals totaling $1.7 million in 2005. However, we do not see this loan on the balance sheet as of December 31, 2005. We also do not see specific description of the origin or disposition of the $1.7 million in the footnotes. Please tell us how the $1.7 million was accounted for when received and identify the date when the cash was received. Since the loan appears to have been satisfied, show us how you accounted for that event and explain the rationale in GAAP for the accounting. We presume these transactions are somehow related to the disclosure in Note 11(i). We may have further comment about disclosure upon review of your response.

Note 3. Summary of Significant Accounting Policies, page F-7

Prepaid Expenses, page F-8

14.   Expand future filings to disclose the specific period(s) over which the prepaid consulting expense is being amortized.

15.   Tell us why amortization expense decreased in 2005. Confirm to us that all of the underlying arrangements remained in affect as of December 31, 2005. If not, tell us how you accounted for any terminated or otherwise renegotiated arrangements.

16.   Tell us how you considered and applied the guidance from EITF 96-18 and EITF 00-18 in accounting for and reporting of the consulting agreements. Also, tell us why it is appropriate to classify the deferred stock compensation as an asset as opposed to a deduction from equity. Fully explain your rationale in GAAP for the balance sheet classification.

17.   Please tell us about the terms and conditions of the consulting agreements. Also describe the terms and conditions of the shares issued, including vesting provisions and any conditons that might lead to return and/or cancellation of those shares. The footnotes to future filings should also make full disclosure about these matters.

Income Taxes, page F-9

18.   In future filings please make quantified disclosure about operating loss carry-forwards. Also present any other relevant disclosure under SFAS 109, including disclosure about how you actually accounted for operating loss carry-forwards and other temporary differences. Please also make disclosure about the nature, terms and extent of tax holidays.

Revenue Recognition, page F-10

19.   In a written response, please describe the significant terms and conditions of sales for each significant sales channel. Explain in detail how you considered and applied the requirements of SAB 104 and SFAS 48 in concluding that revenue

recognition at shipment is appropriate in GAAP. Future filings should further clarify how your revenue practices consider and apply the requirements of GAAP.

20.   We see from page 3 that a significant portion of your sales were through a distributor. Please tell us about the significant terms and conditions of sales to or through this entity. Explain why your revenue practices for transactions with this entity are appropriate. Confirm that there are no instances where payment of receivables from this entity is contingent on sell through by the distributor.

21.   We see disclosure that you tolerate extended payment periods from a number of your customers. Please tell us about the nature and extent of the extended payment periods. Please also explain how you evaluated the extended periods in concluding that sales prices are fixed and determinable under SAB 104; and, further explain how you considered the increased aging of receivables in concluding that an allowance for doubtful accounts is not necessary.

22.   We see disclosure that you have significant sales outside of China. Please expand the footnotes to future filings to present the geographic disclosures specified under paragraph 38 to SFAS 131.

Foreign Currency Translation, page F-10

23.   You disclose that "gains and losses resulting from foreign currency transactions are included in accumulated other comprehensive income." Please tell us why that accounting is appropriate under SFAS 52. Specifically refer to paragraphs 15 and 16 to SFAS 52.

Note 17, Related Party Transactions, page F-20

24.   Please tell us about the terms of the sales to the related company. Specifically address the terms for payment. Identify and describe any terms or conditions of these sales that differ from those to third party customers.

Form 10-QSB as of March 31, 2005

Balance Sheet, page 2

25.   We see a receivable for income taxes of $207,000. Yet, we see no benefit for income taxes on the face of the income statement. Please identify the location of the credit recorded in connection with this asset and explain why that classification is appropriate under SFAS 109. Please note that charges and credits for taxes on income should normally be separately presented on the statement of operations. Refer to SFAS 109 and further advise.

Note 12, Equity Incentive Plan, page 11

26.   Please expand the notes to future filings to present a full description of the terms and provisions of the 2006 Equity Incentive Plan.

27.   You disclose that prepaid expense includes deferred stock-based compensation for services not yet rendered. Tell us how you applied the transition guidance from SFAS 123(R) in accounting for and reporting of amounts attributed to these arrangements upon adoption of SFAS 123(R). Refer to paragraph 74 to SFAS 123(R).

28.   As a related matter, when you adopt a new accounting standard during an interim period, the notes to interim financial statements should present all material disclosures required by that new standard in the period of adoption. Since you have restricted stock grants from prior years under the 2004 plan, it appears that additional disclosure under SFAS 123(R) may be required. Please review the disclosures required under paragraphs 64, A240 and A241 to SFAS 123(R) and appropriately expand the notes to future interim financial statements. Show us how you intend to apply this comment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant